INVEST IN DUEL™ SOCIAL, INC.

A dedicated social video challenge app for users, content creators, and brands



duel.social   Jackson WY 🐦 f 📷

Technology   Software   Entertainment   App   Social

LEAD INVESTOR   ⌃

Lance Cottrell

I am enthusiastic about investing in and leading this round for Duel Social. I have known the co-founder/CEO Jeffrey Carr for over a decade and invested in some of his previous companies. He is an experienced founder and executive with a proven ability to execute. He is also a quality human being.
Duel Social has a stellar management team and the support of many key advisors. They have the skills, experience, and relationships needed to execute their ambitious

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OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK QUESTION

Highlights

1 💲 Content creators and brands are unhappy on other platforms. We offer a novel solution for both.

2 🧧 Brands prefer to reach users via sponsored challenges on video apps. Duel specializes in that.

Our Team



Jeffrey Carr   CEO

Cybersecurity adviser, entrepreneur, and author (Inside Cyber Warfare: Mapping the Cyber Underworld, O'Reilly Media, 2009, 2011). Data privacy advocate and co-inventor of the Social Graph Asset-backed Security (patent-pending).

> We hate how big tech companies make billions of dollars collecting and storing our digital activities on and off-line, then sell our data to advertisers. That data belongs to us, not them, yet no one asks our permission, nor are we paid! We built Duel to show that there's a better way for a social app to serve its users and advertisers.



Bianca Goodloe   Entertainment Law and Film Finance Attorney

Structured over 1 billion Euro of non-U.S. private equity into Hollywood studio



(Paramount, New Line, Universal) feature films, including Harry Potter 2, The Core, Tomb Raider 1 & 2, Paycheck, I Am Sam, Rush Hour 2, The Lord of the Rings Trilogy, …



Jorge Hinojosa Strategic Adviser

Jorge Hinojosa has been managing every aspect of Ice-T's career for the last 35+ years. He also produces the TV show In Ice Cold Blood (Oxygen) and The Mediator (Fox).

SEE MORE

Pitch



DUEL™ – the video challenge app

Designed and built to help users become content creators, and content creators become influencers!

- ● Record
- ● Challenge
- ● Make your mark!

founder/CEO Jeffrey Carr for over a decade and invested in some of his previous companies. He is an experienced founder and executive with a proven ability to execute. He is also a quality human being.
Duel Social has a stellar management team and the support of many key advisors. They have the skills, experience, and relationships needed to execute their ambitious strategy.Short video challenges are exploding right now, but existing platforms provide a poor user experience. By designing their app around this core experience and interaction, they will drive sustained

Opportunity: quest for the next big thing in social media


Need for an alternative and the next hot thing
- Facebook (2004)
- Youtube (2005)
- Instagram (2010)
- Snapchat (2011)
- TikTok (2014)


GenZ need more Data Privacy
33% of Gen Z are taking an active role in configuring data preferences on social networks. If they don't receive the experiences they expect, 21% said they'll hold back on sharing their data


Challenges are trending
It all started in 2014 with Ice Bucket Challenge in which 17 million people participated. Today challenges are very popular on social media platforms, yet there is no dedicated platform for their creation


Visual interaction over text
Gen Z favors social media platforms that contain less messaging and are more visually oriented – video is at the center of this shift




"I want to be the next famous influencer"
Gen Z is onboard with influencers and want to become one. Nearly two-thirds report following them and 50% say that they trust their recommendations.


Why do they use social media?
- Entertainment
- Gaming
- Hang out with friends


Ephemeral content gaining popularity
Always on the move with short attention span - mobile is the most often used device by Gen Z who are constantly online


"I want personalized content"
Gen Z is not only eager for more personalized products but also willing to pay a premium for products that highlight their individuality.

Generation Z Quotes

"Whenever I'm bored, I can always find something to do on my phone"— Male, 17

"My friends on social media are new indie bands"— Female, 15

"When I turn 14 soon I can get a job if I want and start saving for my first car with that money and the money I make on eBay" – Male, 13

*Source: Ypulse – youth marketing and Millenial research firm

The Solution: Video Challenge Social Network





Parkur Challenge
Videos
Watch
Latest Popular Candidates
Home

Challenges
Fun & competition



Data privacy
The beating heart of the app's identity



Revenue sharing
With content creators/users



Time limitation
Time to act now!



Focus on privacy-protection & data monetization

Unlike other social media platforms, Duel users default setting is opt-out, not opt-in. Users must opt-in to share their data and participate in the ad revenue share

- **Secure handling of private data**
  End-to-end encryption of all user's data
- **Efficient Ads**
  Proprietary AI engine to personalize the experience and maximize ROI for brands
- **Empower the users**
  Give the users the power to own their data and share what they like securely
- **Revenue sharing**
  Users who opt-in will receive monthly revenue from their ad views and the platform's ad revenue

MVP features – launch May 2021

1. Challenges Creation
2. Browsing & Exploring
3. Engaging with community via interactions
4. Profile & Content Management
5. Easy Access





Challenge name goes here
Watch
Video name goes here
2h 32min 53s
Latest Popular Candidates
Home

Total Addressable Market



$143B Purchasing power of Gen Z is $143 B per year according to Nielsen



72 mln 72 milion potential Gen Z users in USA. 2 billion worldwide. Primary Focus of the launch is Gen-Z with a subsequent roll-out to Millennials



$102B The Business Research Company expects the global social media market to be worth $102 billion in 2021, an increase from $94 bilion in 2020.



32% The social media market is expected to reach $308 billion in 2025, with a compound annual growth rate of 32% over that time (The Business Research Company)

Who is Gen-Z?

- Born between 1996 and 2010
- 95% of Gen Z owns a smartphone and will spend up to 10 hours a day online
- Gen Z is 4 times more likely to convert on social media than Millennials
- The average Gen Z got their first smartphone just before their twelfth birthday

User Acquisition Strategy

Word-of-Mouth supported by Performance Marketing

01 Influencers: Twitch & YouTube
Paid Influencer campaigns - $200 per influencer

02 Instagram, TikTok
Optimize campaigns for lowest CPC (benchmark $0.4CPC or lower – TikTok = incredible reach, 1,3 mln for 500 USD)

03 Mobile-native Ads
GDN, AdMob, FB Ads - optimize campaigns for lowest App Installs (CPI benchmark = $0.5)

04 Referrals
Strong incentives for users to refer friends, enhanced by app features

05 Gamification embedded
Teams, groups, personal challenges, interactions, badges, avatars, prizes embedded in the application mechanisms

06 Partnering with brands
Organizing contests and driving traffic to the application with partners

Monetization – Business Model

1st goal is to grow network effects and engage users, then try various possible ways of monetization



Ad Platform
Novel ad placement based on user preferences without the data leakage of Programmatic Advertising

Premium Features
Propose paid features or virtual goods to be unlocked by payment or an achievement

Partnerships with Brands
Special challenges sponsored and organized by brands

Anonymized Reporting
Analytics for brands

Tokenization
Potential roll-out of our own token within the application

Market Differentiation & Advantage



Data Privacy
Strong encryption
No data leakage to third parties



Network Effects
Growth of network effects once killer features are adopted



Engaged Users
Socially vibrant features embedded



Ad Platform
Building out core ad delivery platform once we hit user growth milestone (500k)



AI and Personalization
Initally basic AI personalization to match videos to affinity groups



Strong Team
Well-connected with strong business acumen, private connections with influencers



Strong UX/UI expertise
Focus on building visually engaging UI and seamless UX



Scalable infrastructure
Microservices and AWS-based infrastructure to quickly scale the data heavy social network



Niche focus
Understanding the market niche and focusing on Gen-Z

Fundraising $1M for launch & scale

Fundraising $1M for launch & scale



Growth team
Product Dev
Marketing
Admin
20%
35%
15%
30%

Milestones to be verified within this seed round

User Growth

Daily % increase of the number of users

Engagement

Daily number of recurring active users

Killer Features

Engagement on core features such as replying to challenges, referrals

From Niche to Mainstream

Steady roll-out to Gen-Z in USA, followed by Millenials – promotional activities

Milestones achieved up to date

Market Research

Business strategy foundation: BMC, Personas, Customer Journey Map

Prototype & Version 1.0

MVP Scope defined: MoSCoW, Product Roadmap, Launch June 2021